October 18, 2010
VIA EDGAR AND FACSIMILE
Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GlobalOptions Group, Inc. Preliminary Proxy Statement on Schedule 14A Filed September 9, 2010 File No. 001-33700
Dear Ms. Garnett:
          On behalf of our client GlobalOptions Group, Inc. (the “Company”), set forth below is a response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 15, 2010 (the “Staff Letter”) with regard to the above-referenced filing (the “Proxy Statement”).
          In accordance with Ms. Folake Ayoola’s instructions given to us over the telephone, we have not filed an amended preliminary proxy statement with the Commission to include the additional disclosure discussed below, and will file either an amended preliminary proxy statement or a definitive proxy statement, as you deem appropriate, including such additional disclosure following your review of this response letter.
          For ease of reference, the response set forth below is numbered to correspond to the numbering of the comment in the Staff Letter and the comment is reproduced in italicized form below. Unless specifically stated otherwise, the page numbers in the response refer to pages of the Proxy Statement and the defined terms used herein have the definitions given to them in the Proxy Statement.

October 18, 2010

The Stock Purchase Agreement, page 38
1.	We note your response to our comment letter dated September 23, 2010. To further clarify the sources of funds available for the transaction, please revise to disclose, if true, that LSR currently has no significant assets or operations and will depend entirely on cash contributions from its affiliates to fund the consideration due under the Stock Purchase Agreement. In addition, please clarify whether the affiliates have committed to provide funding in the form of a loan or a capital contribution to LSR.
          In lieu of additional disclosure the Company provided in its response to the Staff’s comment letter dated September 23, 2010, the Company intends to add the following text at the end of the “Consideration” sub-section of the “Stock Purchase Agreement” section (beginning on page 38), and to add comparable disclosure where appropriate in the “Summary Term Sheet” section.
          “LSR Funding
          LSR has informed the Company that LSR currently has no significant assets or operations and will depend entirely on three of its affiliates for the $25 million in cash necessary to make the consideration payments under the Stock Purchase Agreement due to Sellers at closing. Each such affiliate has entered into a binding commitment letter with LSR pursuant to which such affiliate has committed to provide, or cause its affiliates to provide, its allotted portion of the funding to LSR. The commitment letters do not specify whether the funding will be provided in the form of capital contributions or loans, but LSR has informed the Company that the current understanding between LSR and its affiliates is to structure the funding as a combination of $15 million in equity contributions and $10 million in loans. Further, in the commitment letters, each affiliate represented to LSR that it or its affiliates currently possesses either cash or cash equivalents in the required amount of funding. The obligations of the affiliates under the commitment letters are subject only to the satisfaction of each of the conditions to the obligations of LSR to consummate the Bode Transaction. The affiliates consist of two individuals and one investment fund that, following the consummation of the Bode Transaction, will together own a majority equity stake in LSR and control LSR’s board of directors.”
          The Company respectfully submits that this additional disclosure responds to the Staff’s comment in full.
* * * * *
          As requested by the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

October 18, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please direct your questions or comments regarding the Company’s response to the Staff Letter to the undersigned by telephone at (212) 451-2220, by email at rfriedman@olshanlaw.com or by facsimile at (212) 451-2222. Thank you for your assistance.

Sincerely,
/s/ Robert H. Friedman, Esq.
Robert H. Friedman, Esq.

cc:
Harvey W. Schiller, Ph.D., GlobalOptions Group, Inc.
Jeffrey O. Nyweide, GlobalOptions Group, Inc.
Stephen Maloney, 3DRS International, Ltd.
Anthony M. Collura, Esq., Anthony M. Collura, P.C.